November 19, 2010

Via U.S. Mail and Facsimile

Russell Mancuso
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	ANADIGICS, Inc.
Post Effective Amendment to Form S-3
Filed October 26, 2010
File No. 333-110538

Dear Mr. Mancuso:

ANADIGICS, Inc. (the “Company”) has received your letter dated November 15, 2010 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Post Effective Amendment to Form S-3 (the “Registration Statement”), filed by the Company with the Commission.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company for its full responsibility for the adequacy and accuracy of the disclosure in the filing.  The Company also acknowledges that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

Signatures

1.	Please revise to clarify which individual signed in the capacity of controller or principal accounting officer below the second paragraph of text required on the signatures page.
2.	Please revise to provide currently dated signatures of the persons signing the registration statement.

RESPONSE:

The Company will file Post-Effective Amendment #2 to satisfy  both comments.

Sincerely,

ANADIGICS, Inc.

By:           /s/ Thomas C. Shields

Thomas C. Shields
Executive Vice President and Chief Financial Officer

cc:           Stephen A. Greene